Exhibit 99.1

Hexindai Reports Unaudited Financial Results for Second Quarter and First Half of Fiscal Year 2020

BEIJING, CHINA, June 12, 2020 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a mobile e-commerce and consumer finance platform in China, today announced its unaudited condensed consolidated financial information as of September 30, 2019, and for the three and six-month periods ended September 30, 2019 and 2018.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Second Quarter of Fiscal Year 2020 Operational Highlights

•                      Total loan volume facilitated (1) was US$13.8 million (RMB96.5 million) during the second quarter of fiscal year 2020, a decrease of 58.0% from the second quarter of fiscal year 2019.

•                      Gross billing amount (net of VAT)(2) was US$3.1 million during the second quarter of fiscal year 2020, a decrease of 35.0% from the second quarter of fiscal year 2019.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 22.3% during the second quarter of fiscal year 2020, an increase from 14.4% during the second quarter of fiscal year 2019.

•                      Number of borrowers (4) was 12,254 during the second quarter of fiscal year 2020, an increase of 461.3% from the second quarter of fiscal year 2019.

•                      Number of investors (5) was 11,283 during the second quarter of fiscal year 2020, a decrease of 70.9% from the second quarter of fiscal year 2019.

Second Quarter of Fiscal Year 2020 Unaudited Financial Highlights

•                      Net revenue was US$4.5 million during the second quarter of fiscal year 2020, an increase of 25.5% from the second quarter of fiscal year 2019.

•                      Operating costs and expenses were US$14.8 million during the second quarter of fiscal year 2020, a decrease of 29.6% from the second quarter of fiscal year 2019.

•                      Net loss was US$10.4 million during the second quarter of fiscal year 2020, a decrease of 40.2% compared to US$17.4 million in the second quarter of fiscal year 2019.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(2)”Gross billing amount” is defined as the sum of (i) the aggregated loan facilitation fees charged to borrowers before cash incentives, and (ii) the recommendation service fees received from financial partners during the relevant period, net of value added tax. It differs from the revenue recognized at the time of recognition. For traditional individual credit loan transactions, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue. For individual credit loans launched in the third quarter of the fiscal year ended March 31, 2018, as the service fees are charged each period, the gross billing amount equals the gross accumulative loan facilitation service revenue recognized over the estimated term of the credit loan. For recommendation services, the gross billing amount equals the recommendation service fees.

(3)”Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented as a percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(5) Refers to individual investors who made loan investments on our online marketplace during the relevant period.

•                      Basic loss per ordinary share in the second quarter of fiscal year 2020 was US$0.21, compared to US$0.36 in the second quarter of fiscal year 2019.

•                      Diluted loss per ordinary share in the second quarter of fiscal year 2020 was US$0.21, compared to US$0.36 in the second quarter of fiscal year 2019.

•                      Adjusted net loss attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the second quarter of fiscal year 2020 was US$10.3 million, compared to US$12.5 million in the second quarter of fiscal year 2019.

•                      Adjusted EBIT (Non-GAAP) in the second quarter of fiscal year 2020 was (US$8.8) million, compared to (US$12.0) million in the second quarter of fiscal year 2019.

Six Months Ended September 30, 2019 Operational Data

Loan volume facilitated

Total loan volume facilitated during the six months ended September 30, 2019 was US$41.8 million (RMB0.3 billion), a decrease of 90.9% from US$481.2 million (RMB3.2 billion) during the same period of fiscal year 2019.

Number of borrowers

Number of borrowers was 30,800 during the six months ended September 30, 2019, a decrease of 1.2% from the same period of fiscal year 2019.

Number of investors

Number of investors was 20,817 during the six months ended September 30, 2019, a decrease of 80.4% from the same period of fiscal year 2019.

Through Hexindai’s platform, the total loan volume facilitated was approximately US$3.2 billion (RMB20.8 billion) from the inception of its business in March 2014 through September 30, 2019.

Mr. Xiaobo An, founder, Chairman and Chief Executive Officer of Hexindai, commented, “Despite regulatory uncertainty continuing to hang over the sector, we still achieved some progress in compliance. In this month, we are pleased to have received approval and successfully connect our systems with the Credit Reference Center which facilitates the sharing of data, helps solve information asymmetry within the financial industry, prevents borrowers from taking out multiple loans on multiple platforms, and promotes stronger regulatory compliance. In addition, our systems has previously connected to Baihang Credit, the first credit bureau that was granted an individual credit checking license by Chinese regulators, as well as the Real-time Monitoring System from the National Internet Emergency Response Center, which we believe will ideally position us to navigate the current challenging market environment and continue to grow our diverse business for the long-term.”

“We also launched a new membership-based social e-commerce mobile platform which will accelerate us in business transformation. We are looking to leverage our years of experience in consumer finance to develop self-operated e-commerce and social e-commerce businesses in the future that cater to Chinese consumers’ varied consumption needs, which we believe creates new growth drivers to support our business and strengthens our position to navigate the rapid changes taking place in the fintech sector. We have been leveraging our strong operational expertise and solid risk management capabilities to navigate the impact from the outbreak of COVID-19 and are pleased with the progress we have made. The outbreak has impacted the whole industry which has been compounded by macroeconomic uncertainties as it spreads globally. We have postponed some of projects over the past two months to ensure we have ample resources to deploy as we transform our business during this challenging time. We strongly believe in the resilience of China’s economy and remain confident in the enormous growth opportunities it presents consumer finance marketplaces. The aspirations for recovery in the industry will not be overshadowed by the pandemic, but will drive new opportunities for the Company to pursue more expansive business transformation for long-term success.”

Second Quarter of Fiscal Year 2020 Unaudited Financial Results

Net revenue

Net revenue during the second quarter of fiscal year 2020 was US$4.5 million, an increase of 25.5% compared to US$3.6 million during the same quarter of fiscal year 2019. The increase was primarily due to the increase of loan recommendation service fee by referring borrowers to other funding partner and interest income from consolidated trust.

Operating costs and expenses

Total operating cost and expenses during the second quarter of fiscal year 2020 was US$14.8 million, a decrease of 29.6% from US$21.1 million in the same quarter of last fiscal year. The decrease was primarily due to a decrease in sales and marketing expenses and share-based compensation.

Service and development expenses

Service and development expenses during the second quarter of fiscal year 2020 were US$2.22 million, an increase of 2.0% from US$2.18 million during the same quarter of last fiscal year. The increase was mainly due to an increase in employee expenses.

Sales and marketing expenses

Sales and marketing expenses during the second quarter of fiscal year 2020 were US$9.3 million, a decrease of 21.1% from US$11.7 million during the same quarter of last fiscal year. The decrease was primarily due to a decrease in advertising expenses.

General and administrative expenses

General and administrative expenses during the second quarter of fiscal year 2020 were US$2.6 million, an increase of 15.8% from US$2.2 million during the same quarter of last fiscal year. The increase was primarily due to an increase in professional service fee.

Finance cost

Finance cost during the second quarter of fiscal year 2020 were US$0.6 million, compared to nil during the same period of last fiscal year. The increase was mainly due to the interest expenses for senior notes.

Share-based compensation

Share-based compensation during the second quarter of fiscal year 2020 was US$0.1 million, compared to US$4.9 million in the same period of last fiscal year. The decrease was mainly due to part of the awards granted under the 2016 Equity Incentive Plan has fully vested.

Net loss

As a result of the foregoing, the net loss was US$10.4 million during the second quarter of fiscal year 2020, compared to US$17.4 million in second quarter of fiscal year 2019.

Net loss attributable to Hexindai Inc.’s shareholders and (loss) earnings per ordinary share

Net loss attributable to the Company’s shareholders was US$10.4 million during the second quarter of fiscal year 2020, compared to US$17.4 million in the same period of fiscal year 2019. Accordingly, basic loss per ordinary share in the second quarter of fiscal year 2020 was US$0.21, compared to US$0.36 in the same period of fiscal year 2019. Diluted loss per ordinary share in the second quarter of fiscal year 2020 was US$0.21, compared to US$0.36 in the same period of fiscal year 2019.

Adjusted net loss attributable to Hexindai Inc.’s shareholders and adjusted (loss) earnings per ordinary share

Adjusted net loss attributable to the Company’s shareholders, which excluded share-based compensation expenses, was US$10.3 million in the second quarter of fiscal year 2020, compared to US$12.5 million in the same period of fiscal year 2019. Accordingly, the adjusted basic loss per ordinary share was US$0.21 in the second quarter of fiscal year 2020, compared to US$0.26 in the same period of fiscal year 2019. The adjusted diluted loss per ordinary share was US$0.21 in the second quarter of fiscal year 2020, compared to US$0.26 in the same period of fiscal year 2019.

Six Months Ended September 30, 2019 Unaudited Financial Results

Net revenue

Net revenue during the six months ended September 30, 2019 was US$9.5 million, a decrease of 82.9% from US$55.3 million during the same period of last fiscal year. The decrease was primarily due to the significant decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$481.2 million (RMB3.2 billion) during the six months ended September 30, 2018 to US$41.8 million (RMB0.3 billion) in the same period of this fiscal year. The decrease in the volume of credit loans facilitated through the Company’s marketplace was primarily due to (i) the reduction in the amount of investment available for credit loans resulting from tightened industry regulation causing the suspension or shut down of some peers, which negatively impacted investors’ sentiment and confidence across the industry, and (ii) the decline in the number of borrowers due to the Company’s application of stricter internal control, including credit background investigations with heightened diligence and cooperation with third-party credit reporting agencies to further develop the Company’s credit check system. Since the Company derives its revenue mainly from charging service fees from borrowers after successful facilitation of loans, the decline in both the amount of investment and the number of borrowers resulted in the decrease in revenue during the six months ended September 30, 2019.

Operating costs and expenses

Total operating cost and expenses during the six months ended September 30, 2019 were US$27.5 million, a decrease of 25.1% from US$36.6 million in six months ended September 30, 2018. The decrease was primarily due to decrease in sales and marketing expenses and share-based compensation.

Service and development expenses

Service and development expenses during the six months ended September 30, 2019 were US$4.2 million, an increase of 17.5% from US$3.5 million during the same period of last fiscal year. The increase was primarily due to the increase in employee expenses.

Sales and marketing expenses

Sales and marketing expense during the six months ended September 30, 2019 were US$16.8 million, a decrease of 28.3% from US$23.4 million during the same period of last fiscal year. The decrease was primarily due to a decrease in advertising expenses.

General and administrative expenses

General and administrative expenses during the six months ended September 30, 2019 were US$4.9 million, an increase of 8.2% from US$4.6 million during the same period of last year. The increase was primarily attributable to an increase in professional service fees.

Share-based compensation

Share-based compensation during the six months ended September 30, 2019 was US$0.3 million, decreased from US$5.1 million during the same period of last fiscal year. The decrease was mainly due to part of the awards granted under the 2016 Equity Incentive Plan has fully vested.

Net loss(income)

As a result of the foregoing, the net loss during the six months ended September 30, 2019 was US$17.6 million, compared with a net income of US$12.3 million during the same period of last fiscal year.

Net (loss )income attributable to Hexindai Inc.’s shareholders and (loss) earnings per ordinary share

Net loss attributable to the Company’s shareholders during the six months ended September 30, 2019 was US$17.6 million, compared to net income attributable to the Company’s shareholders of US$12.3 million in the same period of last fiscal year. Accordingly, the basic loss per ordinary share was US$0.36 in six months ended September 30, 2019, compared to the basic earnings per ordinary share of US$0.25 in the same period of last fiscal year and diluted loss per ordinary share was US$0.36 in six months ended September 30, 2018, compared to diluted earnings per ordinary share of US$0.23 in the same period of last fiscal year.

Adjusted net loss(income) attributable to Hexindai Inc.’s shareholders and adjusted (loss) earnings per ordinary share

Adjusted net loss attributable to the Company’s shareholders, which excluded share-based compensation expenses, decreased to US$17.3 million during the six months ended September 30, 2019, compared with the adjusted net income attributable to the Company’s shareholders of US$17.4 million in the same period of last fiscal year. Accordingly, the adjusted basic loss per ordinary share was US$0.35 during the six months ended September 30, 2019, compared to basic earnings per ordinary share US$0.36 in the same period of last fiscal year. Adjusted diluted loss per ordinary share was US$0.35 during the six months ended September 30, 2019, compared to diluted earnings per ordinary share US$0.32 in the same period of last fiscal year.

Cash and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents of US$14.9 million. Net cash used in operating activities for the six months ended September 30, 2019 was US$51.0 million, compared to US$5.9 million during the same period of last fiscal year. Net cash provided by investing activities for the six months ended September 30, 2019 was US$12.2 million, compared to net cash used in investing activities of US$51.2 million during the same period of last fiscal year. Net cash used in financing activities for six months ended September 30, 2019 was US$1.7 million, compared to net cash used in financing activities of US$15.8 million during the same period of last fiscal year.

Use of Non-GAAP Financial Measures

We used adjusted net (loss) income, adjusted (loss) earnings per ordinary share and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. “Adjusted net (loss) income” is net (loss) income before share-based compensation expenses. “Adjusted EBIT” is earnings before interest, income taxes and share-based compensation. We believed that the adjusted net (loss) income, adjusted (loss) earnings per ordinary share and adjusted EBIT provided useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under US GAAP and were not presented in accordance with US GAAP. These non-GAAP financial measures had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with US GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable US GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was prepared in RMB and then translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities, and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income(loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

Considering the regulatory environment and its impact on the online lending information intermediaries, the Company ceased to offer new loans for online investors’ subscription since November 2019. We are still in the process of applying for an online microcredit company license in China and refining our business model to identify business opportunities that could complement our existing business.

To further diversify our business, in July 2019, Hexindai entered into a business development agreement with a third-party vender for the purpose of expanding its loan recommendation service in the consumer financing market. Due to changes in market dynamics, both parties executed an amendment in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and subsequent amendment (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counter party. The Transactions were reported to the Board afterwards in late November 2019. After reviewing the Transactions, the Board concluded that it is in the best interest for the Company to terminate the business cooperation with the vender in order to avoid significant expenditures and reduce uncertainties associated with the related business development. Meantime, an independent law firm was engaged by the Company’s Audit Committee to assess the independence of the counter party in the Transactions. The law firm’s assessment report concluded the counter party in the Transactions is not related to the Company. The Company therefore decided to terminate the agreement at the end of November 2019. Due to business disruption caused by COVID-19 pandemic, the Company, through a series of negotiations, finally entered a termination agreement with the vender on April 8, 2020. Pursuant to the settlement agreement, the Company terminated the Transactions with the vender. For the deposit made by the Company, the vender agreed to refund approximately US$ 15.5 million by May 2020 and the remaining balance shall be refunded on monthly basis in next two years with annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with registered capital of approximately US$ 142.9 million. As of September 30, 2019, the Company’s payment of approximately US$30.9 million was presented as long-term deposit in the Company’s unaudited condensed consolidated balance sheet as of Sept 30, 2019 due to the long-term nature of the agreement. The third party vendor has refunded approximately $15.5million (or approximately 49% of the Company’s deposit) by May 30, 2020.

In May 2020, Hexindai launched Xiaobai Maimai, a membership-based social e-commerce mobile platform (the “Platform”) offering high-quality and affordable branded products The Platform will leverage the Company’s integrated buyer resources to select and source goods globally, and deploy a membership rating system that rewards users with a commission for every purchase, share or recommendation of a product made to friends. Such social e-commerce model is designed to benefit customers with commissions for shopping and sharing products and help reduce our marketing expenses, which will position the Company to further drive the transformation of business and support sustainable growth going forward.

In June 2020, Hexindai connected its credit business assets database and begun sharing credit data with the People’s Bank of China (PBOC) Credit Reference Center, the central bank’s directly administered credit information agency. The connection to the Credit Reference Center will help to increase penalties for credit defaulters, expanded the crack down on malicious defaults, and strengthened investor protection.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai”  or the “Company”) is a mobile e-commerce and consumer finance platform based in Beijing, China. The Company collaborates with brands both online and offline to offer high-quality and affordable branded products through its membership-based social e-commerce mobile platform and facilitates loans to meet the increasing consumption needs of underserved prime borrowers through its online consumer financing marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Investor Relations

Tel: +86-10-5357 9038

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in U.S. dollars)

	September 30,	March 31,
	2019	2019
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,943,028	$57,372,128
Accounts receivable and contract assets	739,757	418,639
Loans receivable-current, net of provision for loan losses	19,096,366	36,554,913
Prepayments and other assets	3,126,577	3,334,965
TOTAL CURRENT ASSETS	37,905,728	97,680,645
Loans receivable-non-current, net of provision for loan losses	26,973,213	39,810,461
Long term investments	30,789,836	30,789,836
Property, equipment and software, net	1,172,427	1,253,723
Right-of-use assets	2,815,750	—
Deferred tax assets	2,739,337	3,721,177
Long-term deposit	30,919,037	—
TOTAL ASSETS	$133,315,328	$173,255,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Interests payable	845	—
Accrued expenses and other current liabilities	2,707,108	2,791,099
Consideration payable	—	14,289,371
Bank borrowings	699,526	—
Deferred revenue-current	135,135	110,726
Lease liabilities-current	2,154,393	—
Taxes payable	6,333,122	9,371,530
TOTAL CURRENT LIABILITIES	12,030,129	26,562,726
Note payable	20,000,000	20,000,000
Lease liabilities-non-current	753,998	—
Deferred revenue-non-current	155,300	189,958
TOTAL LIABILITIES	$32,939,427	$46,752,684

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 49,982,223 and 49,625,303 shares issued as of September 30, 2019 and March 31, 2019; 48,816,340 and 49,204,083 shares outstanding as of September 30, 2019 and March 31, 2019, respectively)	4,998	4,963
Additional paid-in capital	60,389,373	59,806,865
Treasury stock (1,165,883 and 421,220 shares as of September 30, 2019 and March 31, 2019, respectively)	(3,988,370)	(1,320,468)
Retained earnings	52,210,294	69,768,756
Accumulated other comprehensive loss	(8,240,394)	(1,756,958)
TOTAL SHAREHOLDERS’ EQUITY	100,375,901	126,503,158
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$133,315,328	$173,255,842

HEXINDAI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in U.S. dollars)

	For Three Months Ended September 30,		For Six Months Ended September 30,
	2019	2018	2019	2018

NET REVENUE
Loan facilitation, post-origination and other service, net	$4,593,667	$3,644,694	$9,629,318	$55,841,699
Business and sales related taxes	(50,371)	(23,532)	(167,488)	(569,040)
NET REVENUE	4,543,296	3,621,162	9,461,830	55,272,659
OPERATING COSTS AND EXPENSES
Service and development	2,221,738	2,177,233	4,163,255	3,541,801
Sales and marketing	9,265,778	11,749,563	16,789,926	23,414,667
General and administrative	2,590,622	2,236,523	4,922,035	4,550,316
Finance cost	643,203	—	1,273,116	—
Share-based compensation	108,102	4,910,415	302,686	5,124,693
Total operating expenses	14,829,443	21,073,734	27,451,018	36,631,477
(LOSS) INCOME FROM OPERATIONS	(10,286,147)	(17,452,572)	(17,989,188)	18,641,182
OTHER INCOME (EXPENSE)
Other income	851,670	608,187	2,006,018	1,093,164
Other expense	(7,412)	(2,949)	(11,489)	(22,858)
Total other income, net	844,258	605,238	1,994,529	1,070,306
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(9,441,889)	(16,847,334)	(15,994,659)	19,711,488
PROVISION FOR INCOME TAXES	956,162	553,241	1,563,803	7,433,448
NET (LOSS) INCOME	(10,398,051)	(17,400,575)	(17,558,462)	12,278,040
NET (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	(10,398,051)	(17,400,575)	(17,558,462)	12,278,040
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(3,982,238)	(4,518,279)	(6,483,436)	(10,523,057)
COMPREHENSIVE (LOSS) INCOME	(14,380,289)	(21,918,854)	(24,041,898)	1,754,983
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	$(14,380,289)	$(21,918,854)	$(24,041,898)	$1,754,983

Basic (loss) earnings per ordinary share	(0.21)	(0.36)	(0.36)	0.25
Diluted (loss) earnings per ordinary share	(0.21)	(0.36)	(0.36)	0.23
Weighted average number of shares outstanding - basic	48,803,035	48,728,095	48,698,058	48,365,343
Weighted average number of shares outstanding- diluted	48,803,035	48,728,095	48,698,058	53,766,719

HEXINDAI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(in U.S. dollars)

	For Three Months Ended September 30,		For Six Months Ended September 30,
	2019	2018	2019	2018

Net (loss) income attributable to Hexindai Inc’s shareholders	$(10,398,051)	$(17,400,575)	$(17,558,462)	$12,278,040
Add: Share-based compensation expenses*	108,102	4,910,415	302,686	5,124,693
Adjusted net (loss) income attributable to Hexindai Inc’s shareholders	$(10,289,949)	$(12,490,160)	$(17,255,776)	$17,402,733

Weighted average number of shares outstanding*- basic	48,803,035	48,728,095	48,698,058	48,365,343
Weighted average number of shares outstanding*- diluted	48,803,035	48,728,095	48,698,058	53,766,719

(Loss) earnings per ordinary share*-basic	$(0.21)	$(0.36)	$(0.36)	$0.25
Adjustment related to share based compensation expenses*-basic	—	0.10	0.01	0.11
Adjusted (loss) earnings per ordinary share*-basic	$(0.21)	$(0.26)	$(0.35)	$0.36

(Loss) earnings per ordinary share*-diluted	(0.21)	(0.36)	(0.36)	0.23
Adjustment related to share based compensation expenses*-diluted	—	0.10	0.01	0.09
Adjusted (loss) earnings per ordinary share*-diluted	$(0.21)	$(0.26)	$(0.35)	$0.32

Net (loss) income attributable to Hexindai Inc.’s shareholders	$(10,398,051)	$(17,400,575)	$(17,558,462)	$12,278,040
Add: Interest expense (income)	576,744	(35,681)	1,137,708	(239,194)
Income tax expenses	956,162	553,241	1,563,803	7,433,448
Share-based compensation expenses*	108,102	4,910,415	302,686	5,124,693
Adjusted EBIT	$(8,757,043)	$(11,972,600)	$(14,554,265)	$24,596,987

* Share-based compensation expenses are not tax deductible under relevant tax laws and regulations in our tax jurisdiction.

The following table presents our summary operating data for three months and six months ended September 30, 2018 and 2019.

	For Three Months Ended September 30,				For Six Months Ended September 30,
	2019		2018		2019		2018		Growth Rates (3)
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	Three months ended September 30,2019 compared to September 30, 2018	Six months ended September 30,2019 compared to September 30, 2018
	(in thousands, except percentages and numbers)				(in thousands, except percentages and numbers)
Loan volume facilitated
Credit loan principal	96,510	13,758	230,038	33,803	288,831	41,755	3,170,710	481,176	(58.0)%	(90.9)%
Number of transactions facilitated (1)
Credit loan transactions	12,300	12,300	2,183	2,183	30,846	30,846	31,175	31,175
Average individual transaction amount
Credit loan transactions	8	1	105	15	9	1	102	15
Gross billing amount (net of VAT)
Credit loan	21,552	3,072	33,138	4,869	53,711	7,765	377,833	57,339	(35.0)%	(85.8)%
Gross billing ratio (net of VAT)
Credit loan	22.3%	22.3%	14.4%	14.4%	18.6%	18.6%	11.9%	11.9%
Number of borrowers
Credit loan transactions	12,254	12,254	2,183	2,183	30,800	30,800	31,162	31,162	461.3%	1.2%
Number of investors
Credit loan transactions (2)	10,210	10,210	33,370	33,370	18,994	18,994	91,966	91,966
Credit and secured loan transactions	1,073	1,073	5,455	5,455	1,823	1,823	14,466	14,466
Total	11,283	11,283	38,825	38,825	20,817	20,817	106,432	106,432	(70.9)%	(80.4)%

(1) Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(2) Refers to individual investors who exclusively invested in credit loan transactions during the relevant period.

(3) Growth rates are calculated by RMB and exclude the impact from exchange rates in different reporting periods to reflect a real growth rate.

The following table sets forth our revenue breakdown for the periods indicated:

	For Three Months Ended September30,		For Six Months Ended September 30,
	2019	2018	2019	2018
	US$	US$	US$	US$
Revenue (1)
Loan facilitation service	78,965	4,870,258	3,656,750	58,922,136
Loan recommendation service	3,077,179	—	3,077,179	—
Post-origination service	219,546	4,328,279	489,944	6,693,158
Interest income on loans	1,405,840	681,599	2,747,387	1,431,326
Total revenue	4,781,530	9,880,136	9,971,260	67,046,620
Tax and surcharges	(50,371)	(23,532)	(167,488)	(569,040)
Cash incentives	(187,863)	(6,235,442)	(341,942)	(11,204,921)
Net Revenue	4,543,296	3,621,162	9,461,830	55,272,659

(1) Represents amounts net of VAT